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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Congoleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   207195 10 8
                     --------------------------------------
                                 (CUSIP Number)

 Hillside Capital Incorporated, 405 Park Avenue, New York, NY 10022; Attn: John
                                  N. Irwin III
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 29, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207195 10 8              SCHEDULE 13D               PAGE 2 OF 15 PAGES


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Group consisting of Hillside Capital Incorporated, JJJ Charitable Foundation and John N. Irwin III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         00

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)       [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------


         NUMBER OF        7        SOLE VOTING POWER
          SHARES                   -0-
       BENEFICIALLY       ------------------------------------------------------
       OWNED BY EACH
         REPORTING
        PERSON WITH       8        SHARED VOTING POWER
                                   859,395 (See Item 5)
                          ------------------------------------------------------


                          9        SOLE DISPOSITIVE POWER
                                   -0-
                          ------------------------------------------------------


                          10       SHARED DISPOSITIVE POWER
                                   859,395 (See Item 5)
                          ------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,395 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         00

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 207195 10 8              SCHEDULE 13D               PAGE 3 OF 15 PAGES


--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hillside Capital Incorporated
         and John N. Irwin III

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         00

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)          [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------


          NUMBER OF      7        SOLE VOTING POWER
           SHARES                 -0-
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY EACH
          REPORTING
         PERSON WITH     8        SHARED VOTING POWER
                                  834,395 (See Item 5)
                         -------------------------------------------------------


                         9        SOLE DISPOSITIVE POWER
                                  -0-
                         -------------------------------------------------------


                         10       SHARED DISPOSITIVE POWER
                                  834,395 (See Item 5)
                         -------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,395 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 207195 10 8              SCHEDULE 13D               PAGE 4 OF 15 PAGES

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JJJ Charitable Foundation

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         00

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)              [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------


          NUMBER OF      7        SOLE VOTING POWER
           SHARES                 -0-
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY EACH
          REPORTING
         PERSON WITH     8        SHARED VOTING POWER
                                  25,000 (See Item 5)
                         -------------------------------------------------------


                         9        SOLE DISPOSITIVE POWER
                                  -0-
                         -------------------------------------------------------


                         10       SHARED DISPOSITIVE POWER
                                  25,000 (See Item 5)
                         -------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% (See Item 5)

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 207195 10 8              SCHEDULE 13D               PAGE 5 OF 15 PAGES

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John N. Irwin III

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         00

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------


          NUMBER OF      7        SOLE VOTING POWER
           SHARES                 -0-
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY EACH
          REPORTING
         PERSON WITH     8        SHARED VOTING POWER
                                  859,395 (See Item 5)
                         -------------------------------------------------------


                         9        SOLE DISPOSITIVE POWER
                                  -0-
                         -------------------------------------------------------


                         10       SHARED DISPOSITIVE POWER
                                  859,395 (See Item 5)
                         -------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,395 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment Number 1 to Statement on Schedule 13D is being filed with the Securities and Exchange Commission (the "Commission") on behalf of the alleged "group" identified on Page 2 above.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Congoleum Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3705 Quakerbridge Road, P.O. Box 3127, Mercerville, New Jersey 08619-0127.

Item 2.  Identity and Background.

                  (a) This Amendment Number 1 to Statement on Schedule 13D is being filed on behalf of (i) Hillside Capital Incorporated, ("Capital"), (ii) JJJ Charitable Foundation ("JJJ"), (iii) John N. Irwin III (collectively with Capital and JJJ, the "Filing Persons"). Capital is the holder of record of 834,395 shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Company which is convertible on a 1-for-1 basis into shares of Class A Common Stock of the Company. JJJ is the record holder of 25,000 shares of Class B Common Stock. Mr. Irwin is the majority stockholder of Capital and is a director of JJJ. The filing of this Amendment Number 1 to Statement on Schedule 13D by the Filing Persons does not constitute an admission that the Filing Persons are a group, and each Filing Person expressly disclaims the existence of a group.

                  (b) The business address of each of the Filing Persons is c/o Hillside Capital Incorporated, 405 Park Avenue, 12th Floor, New York, New York 10022.

                  (c) The present principal business or occupation of each of the Filing Persons is as follows:

                  Capital  Holding Company

                  JJJ               Private Foundation

                  Mr. Irwin         Managing Director and Director of Capital;
                                    Director of JJJ; and

                                    Managing Director of BPI Capital Partners,
                                    Inc.

                  (d) - (e) During the last five years, none of the Filing Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Capital and JJJ is incorporated under the laws of the State of Delaware. Mr. Irwin is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Effective February 28, 1993, the business and assets of the Company and the Amtico resilient tile division (the "Tile Division") of American Biltrite Inc. ("ABI") were combined (the "Acquisition"). The combination was effected through the organization of a new corporation, Congoleum Holdings Incorporated ("Congoleum Holdings"), to which Hillside Industries

Incorporated, a subsidiary of Capital ("Industries"), contributed all of the outstanding capital stock of Resilient Holdings Incorporated ("Resilient"), then the owner of all of the outstanding capital stock of the Company, and to which ABI contributed the assets and certain liabilities of the Tile Division. Upon consummation of the Acquisition, Congoleum Holdings owned all of the outstanding capital stock of Resilient, which in turn, owned all of the outstanding capital stock of the Company.

                  In return for its contribution to Congoleum Holdings, Industries received common stock of Congoleum Holdings and ABI received cash, preferred stock and common stock of Congoleum Holdings.

                  On February 8, 1995 (the "Closing Date"), the Company consummated an initial public offering of 4,100,000 shares of Class A Common Stock, subject to an over-allotment option of up to an additional 615,000 shares of Class A Common Stock (the "Offering"), at an offering price of $13.00 per share. Effective on the Closing Date, the Company additionally implemented a Plan of Repurchase by and among ABL Industries, Congoleum Holdings, Resilient and the Company, dated as of February 1, 1995, pursuant to which, among other things, (i) the two-tiered holding company structure of the Company which had existed since the consummation of the Acquisition was eliminated through the merger of Congoleum Holdings and Resilient with and into the Company (the "Merger"), with the Company as the surviving corporation, (ii) the Company's capital stock outstanding immediately prior to the consummation of the Merger was converted in the Merger into an aggregate of 10,000,000 shares of Class B Common Stock held by ABI and Industries, (iii) the Company used the net proceeds of the Offering, together with certain working capital of the Company, to acquire 4,650,000 of the shares of Class B Common Stock held by Industries at the same price per share as the initial public offering price of the 4,650,000 shares of Class A Common Stock sold in the Offering and (iv) the Stockholders Agreement, dated March 11, 1993, among the Company, ABI and Industries was amended (as so amended, the "Stockholders Agreement") to provide that each of ABI and Industries will, subject to certain terms and conditions, vote all of its shares of Class B Common Stock of the Company for the election of a Board of Directors of the Company consisting of four nominees designated by ABI, two non-affiliated directors and two nominees designated by Industries. Industries' right to require the election of its two nominees will remain in effect for a minimum period of two years following the consummation of the Offering and thereafter until the earlier of (i) the seventh anniversary of the consummation of the Offering and (ii) the date that Industries' sales of shares reduce its percentage voting interest in the Company below 8.0%.

                  Each share of the Class B Common Stock converts automatically into one share of Class A Common Stock without the requirement of any further action upon its sale or other transfer by Industries or ABI to a person or entity other than one of its affiliates. In addition, shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock in certain circumstances, including, but not limited to, the following: (i) at any time at the option of the holders thereof and (ii) upon the adoption of a resolution to such effect by a majority of the entire Board of Directors of the Company and the holders of a majority of the outstanding shares of Class B Common Stock voting as a separate class.

                  The foregoing description of the Acquisition and the Plan of Repurchase and the transactions contemplated thereby is qualified in its entirety by reference to the description thereof set forth in page 13 of the Registration Statement on Form S-1, registration number 33-87282, filed by the Company with the Commission on February 1, 1995 (the "Registration Statement"). The foregoing description of the Stockholders Agreement is qualified in its entirety by the text of such agreement, as amended, a copy of which is attached as Exhibit C hereto and incorporated by reference herein.

                  On May 21, 1997, Capital (which had previously acquired the shares of Class B Common Stock formerly held by Industries as a consequence of the merger of Capital and Industries) transferred an aggregate of 120,000 shares of Class B Common Stock to JJJ without consideration.
Item 4.  Purpose of Transaction.

                  The 859,395 shares of Class A Common Stock of the Company covered by this statement were acquired by Capital and JJJ for the purpose of investment in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Company. Except as otherwise set forth herein, none of the Filing Persons have any present plans or proposals which relate to or which would result in:

                  (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

                  (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Company;

                  (v) any material change in the present caption or dividend policy of the Company;

                  (vi) any other material change in the Company's business or corporate structure;

                  (vii) changes in the Certificate of Incorporation or Bylaws of the Company or other actions which may impede the acquisition of control of the Company by any person;

                  (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act, as amended; or

                  (x)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on May 29, 1997, Capital beneficially owns 834,395 shares of Class B Common Stock of the Company, which shares are convertible on a 1-for-1 basis into 834,395 shares of Class A Common Stock of the Company. As of the close of business on May 29, 1997, JJJ beneficially owns 25,000 shares of Class B Common Stock of the Company, which shares are convertible on a one-for-one basis unto 25,000 shares of Class A Common Stock of the Company.

                  Additionally, as of such date, ABI is deemed the beneficial owner of 4,395,605 shares of Class B Common Stock. The Filing Persons have no power to vote or direct the vote or to dispose or direct the disposition of the Class A Common Stock beneficially owned by ABI. However, as a result of the voting agreement made by Industries and ABI in the Stockholders Agreement, the Filing Persons and ABI may be deemed to be members of a group. The Filing Persons expressly disclaim membership in such group. The 859,395 shares of Class A Common Stock reported as beneficially owned by the Filing Persons in this Statement do not include the 4,395,605 shares of Class A Common Stock to which the Filing Persons disclaim beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act and for any other purpose.

                  (b) Each of Capital and JJJ, through action of a majority of its directors, has the power to vote or to direct the vote of, and power to dispose or direct the disposition of, all shares of Class A Common Stock of the Company beneficially owned by it. Mr. Irwin may, by virtue of his relationship with Capital and JJJ, be deemed to have shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all 859,395 shares of Class A Common Stock of the Company held of record by Capital and JJJ.

                  Reference is made to Item 3 hereof for information concerning the provisions of the Stockholders Agreement described therein, which is incorporated herein by reference, as well as to subparagraph (a) of this Item 5 with respect to the Filing Persons' disclaimers of (i) membership in a "group" with ABI for any purposes, and (ii) beneficial ownership of the 4,395,605 shares of Class A Common Stock beneficially owned by ABI, which disclaimers are herein incorporated by reference.

                  (c) On May 21, 1997, Capital transferred an aggregate of 120,000 shares of Class B Common Stock to JJJ without consideration. On May 29, 1997, JJJ sold an aggregate of 95,000 of these shares of Class B Common Stock in open market transactions through Broker-Dealers on the New York Stock Exchange at a price of $11.25 per share. Except as otherwise set forth in this Statement, the Filing Persons have not effected any transaction in the shares of Class A Common Stock of the Company during the past sixty (60) days.

                  (d) With respect to the 859,395 shares of Class A Common Stock beneficially owned by the Filing Persons, the Filing Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

                  Reference is made to the text of Item 3 above with respect to the description of the Stockholders Agreement, which is incorporated herein by reference. The Company, pursuant to a Registration Rights Agreement, dated as of February 8, 1995, by and between the Company and Industries (the "Registration Rights Agreement"), has granted Capital certain rights to require the Company to use its reasonable best efforts to effect a registration pursuant to the Securities Act of 1933, as amended (the "Securities Act"), of shares of Class A Common Stock into which its shares of Class B Common Stock will convert upon their sale to a non-affiliate of Capital. A copy of the Registration Rights Agreement is incorporated herein by reference. Subject to the contractual restrictions described below, any or all of such shares may be sold in the public market pursuant to such demand registration rights.

                  Except as otherwise set forth herein or incorporated by reference in this Statement, none of the Filing Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated:   June 6, 1997


                            HILLSIDE CAPITAL INCORPORATED

                            By: /s/John N. Irwin III
                                ___________________________________
                                John N. Irwin III
                                Managing Director


                            JJJ CHARITABLE FOUNDATION


                            By: /s/John N. Irwin III
                                ___________________________________
                                John N. Irwin III
                                Director

                            /s/John N. Irwin III
                            _______________________________________
                            John N. Irwin III

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------
A                 Plan of Repurchase, dated as of February 1,
                  1995, among American Biltrite Inc.,
                  Hillside Industries Incorporated, Congoleum
                  Holdings Incorported, Resilient Holdings
                  Incorporated and Congoleum Corporation.*

B Page 13 of the Registration Statement on Form S-1, registration number 33-87282, filed by Congoleum
                  Corporation with the Commission on February 1,
                  1995.*

C Stockholders Agreement dated as of March 11, 1993 among Hillside Industries Incorporated, American
                  Biltrite Inc., Congoleum Holdings Incorporated,
                  Resilient Holdings Incorporated and Congoleum
                  Corporation (the "Stockholders Agreement") and
                  Amendment to the Stockholders Agreement, dated as of February 8, 1995 among Hillside Industries
                  Incorporated, American Biltrite Inc. and Congoleum
                  Corporation.*

D                 Registration Rights Agreement, dated as of February
                  8, 1995, by and between Congoleum Corporation and Hillside Industries Incorporated.*

E                 Lock-Up Letter, dated February 8, 1995 between
                  Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., as representatives of several underwriters and Hillside Industries Incorporated.*


* Previously filed